UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001--39966

New Found Gold Corp.

(Translation of Registrant’s name into English)

2129 - 1055 West Georgia Street, Vancouver, BC
Canada V6E 3P3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐             Form 40-F   ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-287547).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Unaudited condensed interim financial statements for the three and six months ended June 30, 2025 and 2024.

99.2	Management’s discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2025 and 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Found Gold Corp.

Date: August 7, 2025	By:	/s/ Michael Kanevsky
		Name:	Michael Kanevsky
		Title:	Chief Financial Officer